                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 4)*


                     Applied Graphics Technologies, Inc.
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                 037937 10 9
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                                 (CUSIP Number)


  Martin D. Krall, Esq., 450 West 33rd Street, 3rd Floor, New York, NY 10001
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                              September 29, 1998
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 037 937 10 9                                         PAGE 1 OF 4 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Applied Printing Technologies, L.P.
         52-1560199

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

       N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

       N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,985,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            - 0 -
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,985,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,985,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
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14   TYPE OF REPORTING PERSON*

     PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

         This Amendment No. 4 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Applied Graphics Technologies, Inc. (the "Company"), 450 West 33rd Street, New York 10001.

Item 2. Identity and Background.

         The reporting person is Applied Printing Technologies, L.P. ("Applied Printing"), a Delaware limited partnership whose business is commercial printing and whose address is 77 Moonachie Avenue, Moonachie, New Jersey 07074. The general partner of Applied Printing is Applied Printing Technologies, Inc., a New Jersey corporation (the "General Partner") located at the same address, whose principal business is acting as the general partner of Applied Printing. Mortimer B. Zuckerman is the sole stockholder of the General Partner. Mr. Zuckerman is the Chairman of the Board of Directors of Boston Properties, Inc., a publicly held real estate investment trust located at 599 Lexington Avenue, New York, New York 10022. Mr. Zuckerman is also Chairman of the Board of Directors of the Company, Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News and Chairman of The Atlantic Monthly.

         The directors of the General Partner are Mr. Zuckerman and Fred Drasner. Mr. Drasner is also Chairman and Chief Executive Officer of the Company, Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News, President and Chief Executive Officer of U.S. News & World Report, L.P., Chairman and Chief Executive Officer of the General Partner and Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company. Martin D. Krall is Executive Vice President of the General Partner, Frederick M. Gorra and Alfred Stoddart are each Senior Vice Presidents of the General Partner, Laurence Usdin is Vice President and Chief Financial Officer of the General Partner, and Thomas Morley is Vice President and Treasurer of the General Partner. The principal occupation of each of Messrs. Gorra, Stoddart, Usdin and Morley is an executive officer of the General Partner and Applied Printing. Mr. Krall is also the Executive Vice President, Chief Legal Officer, Secretary and a director of the Company and the Executive Vice President and the Chief Legal Officer of Daily News, L.P., The Atlantic Monthly Company and U.S. News & World Report, L.P. The business address of Messrs. Gorra, Stoddart, Usdin and Morley is 77 Moonachie Avenue, Moonachie, New Jersey 07074; the business address for Messrs. Drasner and Krall is 450 West 33rd Street, New York, New York 10001.

         None of Applied Printing, the General Partner or any person referenced in Item 2 above has during the last five years been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D. All of the natural persons named in Item 2 are U.S. citizens.

Item 3. Source and Amount of Funds or Other Consideration.

         Not applicable.

Item 4. Purpose of Transaction.

         Not applicable.

Item 5. Interest in Securities of the Issuer.

         (a) and (b) See cover page.

         (c), (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         On September 29, 1998, Applied Printing pledged an additional 1,534,900 shares of Common Stock, to secure its borrowings under its line of credit with BankBoston, N.A. (the "Bank"). The pledge agreement, prior to default, does not grant the Bank the power to vote or dispose of, or to direct the vote or disposition of, the pledged shares of Common Stock.

Item 7. Materials to File as Exhibits.

        None.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 5, 1998                     APPLIED PRINTING TECHNOLOGIES, L.P.

                                    By: Applied Printing Technologies, Inc., its
                                        general partner

                                    By:/s/ Martin D. Krall
                                       -------------------
                                       Name: Martin D. Krall
                                       Title: Executive Vice President